RNS Transaction in Own Shares TRANSACTION IN OWN SHARES UNILEVER PLC Released 07:00:07 08 May 2025 RNS Number : 7799H Unilever PLC 08 May 2025 TRANSACTIONS IN OWN SECURITIES 08 May 2025 Unilever PLC (the "Company") announces today that it has purchased the following nu ordinary shares on the London Stock Exchange from Goldman Sachs International ("th The repurchased shares will be held in treasury. Ordinary Shares Date of purchase: 07 May 2025 Number of ordinary shares purchased: 50,000 Highest price paid per share: GBP 47.9700 Lowest price paid per share: GBP 47.6900 Volume weighted average price paid per share: GBP 47.8318 Such purchases form part of the Company's existing share buy-back programme and we pursuant to the instructions issued to the Broker by the Company on 13 February 2025, on that date. Following the purchase of these shares, Unilever holds 67,596,885 of its ordinary share and has 2,500,950,934 ordinary shares in issue (excluding treasury shares). Aggregated information Trading venue Volume weighted average price (GBP) Aggregated volume LSE 47.8318 50,000 BATS 0.0000 0 Chi-X 0.0000 0 Turquoise 0.0000 0 Aquis 0.0000 0 Transaction details In accordance with Article 5(1)(b) of Regulation (EU) No 596/2014 as it applies in the U Market Abuse Regulation), a full breakdown of the individual trades made by the Broke the Company as part of the buy-back programme is detailed below: Quantity bought Price (GBP) Trading Venue Tim 618 47.73 XLON 09 115 47.71 XLON 09 130 47.73 XLON 09 237 47.73 XLON 09 463 47.71 XLON 09 202 47.71 XLON 09 340 47.71 XLON 09 90 47.71 XLON 09 180 47.71 XLON 09 43 47.71 XLON 09 327 47.71 XLON 09 37 47.71 XLON 09 203 47.71 XLON 09 199 47.71 XLON 09 259 47.69 XLON 09 44 47.74 XLON 09 185 47.71 XLON 09 184 47.73 XLON 09 191 47.74 XLON 09 71 47.74 XLON 09 209 47.77 XLON 10 186 47.79 XLON 10 202 47.77 XLON 10 200 47.75 XLON 10 194 47.74 XLON 10 191 47.75 XLON 10 69 47.76 XLON 10 188 47.81 XLON 10 82 47.81 XLON 10 161 47.81 XLON 10 219 47.82 XLON 10 214 47.80 XLON 10 184 47.80 XLON 10 183 47.81 XLON 10 187 47.77 XLON 10 188 47.77 XLON 10 188 47.84 XLON 10 187 47.82 XLON 10 96 47.82 XLON 10 90 47.82 XLON 10 188 47.82 XLON 10 21 47.87 XLON 10 264 47.85 XLON 10 275 47.83 XLON 10 187 47.78 XLON 11 187 47.82 XLON 11 185 47.79 XLON 11 187 47.84 XLON 11 184 47.84 XLON 11 187 47.84 XLON 11 187 47.83 XLON 11 84 47.80 XLON 11 239 47.82 XLON 11 184 47.81 XLON 11 211 47.83 XLON 11 202 47.80 XLON 11 186 47.79 XLON 11 195 47.82 XLON 11 196 47.80 XLON 11 191 47.82 XLON 11 184 47.80 XLON 11 183 47.82 XLON 11 116 47.86 XLON 12 70 47.86 XLON 12 30 47.89 XLON 12 259 47.90 XLON 12 195 47.90 XLON 12 195 47.92 XLON 12 152 47.92 XLON 12 226 47.90 XLON 12 222 47.89 XLON 12 228 47.86 XLON 12 190 47.88 XLON 12 186 47.91 XLON 12 60 47.90 XLON 12 255 47.84 XLON 12 184 47.84 XLON 12 224 47.87 XLON 12 201 47.87 XLON 12 184 47.86 XLON 12 197 47.83 XLON 12 184 47.79 XLON 12 197 47.80 XLON 12 184 47.81 XLON 13 191 47.81 XLON 13 184 47.85 XLON 13 186 47.85 XLON 13 96 47.85 XLON 13 88 47.85 XLON 13 191 47.83 XLON 13 190 47.84 XLON 13 190 47.84 XLON 13 189 47.86 XLON 13 184 47.87 XLON 13 191 47.84 XLON 13 194 47.82 XLON 13

189 47.81 XLON 13 196 47.81 XLON 13 195 47.79 XLON 13 247 47.83 XLON 13 268 47.81 XLON 13 185 47.79 XLON 13 163 47.77 XLON 13 52 47.77 XLON 13 265 47.80 XLON 13 255 47.78 XLON 13 221 47.80 XLON 13 200 47.83 XLON 14 197 47.84 XLON 14 183 47.84 XLON 14 187 47.85 XLON 14 195 47.85 XLON 14 184 47.85 XLON 14 193 47.83 XLON 14 87 47.81 XLON 14 308 47.83 XLON 14 199 47.81 XLON 14 70 47.81 XLON 14 117 47.81 XLON 14 166 47.81 XLON 14 194 47.79 XLON 14 254 47.80 XLON 14 247 47.82 XLON 14 219 47.82 XLON 14 255 47.80 XLON 14 180 47.81 XLON 14 54 47.81 XLON 14 201 47.80 XLON 14 39 47.81 XLON 14 175 47.81 XLON 14 104 47.80 XLON 14 94 47.80 XLON 14 145 47.81 XLON 14 71 47.83 XLON 14 186 47.83 XLON 14 223 47.83 XLON 14 164 47.81 XLON 14 107 47.81 XLON 14 223 47.79 XLON 14 3 47.80 XLON 14 187 47.80 XLON 14 192 47.79 XLON 14 186 47.77 XLON 14 189 47.75 XLON 14 193 47.76 XLON 14 190 47.74 XLON 14 200 47.76 XLON 14 198 47.73 XLON 14 201 47.71 XLON 14 202 47.69 XLON 14 198 47.69 XLON 14 183 47.70 XLON 14 199 47.71 XLON 14 189 47.71 XLON 14 201 47.71 XLON 14 194 47.74 XLON 14 83 47.71 XLON 14 91 47.72 XLON 14 144 47.72 XLON 14 100 47.74 XLON 14 118 47.74 XLON 14 117 47.77 XLON 14 89 47.77 XLON 14 183 47.77 XLON 14 188 47.79 XLON 14 186 47.82 XLON 14 64 47.84 XLON 14 123 47.84 XLON 14 245 47.88 XLON 14 265 47.88 XLON 14 183 47.86 XLON 14 223 47.87 XLON 14 187 47.87 XLON 15 184 47.89 XLON 15 332 47.94 XLON 15 322 47.95 XLON 15 218 47.94 XLON 15 170 47.92 XLON 15 200 47.92 XLON 15 199 47.92 XLON 15 183 47.90 XLON 15 208 47.87 XLON 15 199 47.85 XLON 15 197 47.84 XLON 15 22 47.82 XLON 15 48 47.82 XLON 15 265 47.81 XLON 15 199 47.80 XLON 15 6 47.78 XLON 15 133 47.78 XLON 15 312 47.80 XLON 15 270 47.80 XLON 15 241 47.81 XLON 15 266 47.82 XLON 15 236 47.82 XLON 15 180 47.82 XLON 15 235 47.82 XLON 15 117 47.84 XLON 15 148 47.84 XLON 15 58 47.84 XLON 15 133 47.84 XLON 15 37 47.84 XLON 15 147 47.84 XLON 15 259 47.84 XLON 15 89 47.84 XLON 15 99 47.84 XLON 15 160 47.84 XLON 15 29 47.84 XLON 15 6 47.83 XLON 15 200 47.83 XLON 15 208 47.86 XLON 15 212 47.87 XLON 15 272 47.86 XLON 15 214 47.85 XLON 15 197 47.85 XLON 15 32 47.85 XLON 15 63 47.85 XLON 15 165 47.85 XLON 15 281 47.86 XLON 15 81 47.87 XLON 15 115 47.87 XLON 15 105 47.87 XLON 15 7 47.87 XLON 15 107 47.87 XLON 15 180 47.88 XLON 15 59 47.88 XLON 15 259 47.87 XLON 15 20 47.87 XLON 15 234 47.87 XLON 15 70 47.86 XLON 15 100 47.86 XLON 15 121 47.86 XLON 15 81 47.86 XLON 15 199 47.86 XLON 15 319 47.85 XLON 15 284 47.85 XLON 15 130 47.85 XLON 15 235 47.87 XLON 15 191 47.88 XLON 16 199 47.88 XLON 16 272 47.88 XLON 16 22 47.88 XLON 16 243 47.88 XLON 16 252 47.88 XLON 16 231 47.89 XLON 16 131 47.90 XLON 16 107 47.90 XLON 16 310 47.87 XLON 16 72 47.89 XLON 16 200 47.89 XLON 16 25 47.89 XLON 16 56 47.89 XLON 16 100 47.89 XLON 16 190 47.89 XLON 16 6 47.89 XLON 16 200 47.89 XLON 16

| | | | |
|---|---|---|---|
| 1 | 47.89 | XLON | 1 |
| 41 | 47.89 | XLON | 1 |
| 153 | 47.89 | XLON | 1 |
| 37 | 47.88 | XLON | 1 |
| 160 | 47.88 | XLON | 1 |
| 61 | 47.93 | XLON | 1 |
| 200 | 47.93 | XLON | 1 |
| 37 | 47.93 | XLON | 1 |
| 10 | 47.91 | XLON | 1 |
| 296 | 47.91 | XLON | 1 |
| 3 | 47.89 | XLON | 1 |
| 200 | 47.89 | XLON | 1 |
| 1 | 47.89 | XLON | 1 |
| 32 | 47.91 | XLON | 1 |
| 28 | 47.91 | XLON | 1 |
| 133 | 47.91 | XLON | 1 |
| 79 | 47.91 | XLON | 1 |
| 110 | 47.91 | XLON | 1 |
| 18 | 47.91 | XLON | 1 |
| 200 | 47.91 | XLON | 1 |
| 198 | 47.92 | XLON | 1 |
| 132 | 47.93 | XLON | 1 |
| 191 | 47.95 | XLON | 1 |
| 277 | 47.97 | XLON | 1 |
| 260 | 47.97 | XLON | 1 |
| 112 | 47.95 | XLON | 1 |
| 105 | 47.95 | XLON | 1 |
| 376 | 47.96 | XLON | 1 |
| 630 | 47.96 | XLON | 1 |
| 108 | 47.96 | XLON | 1 |
| 125 | 47.96 | XLON | 1 |
| 194 | 47.96 | XLON | 1 |
| 13 | 47.96 | XLON | 1 |
| 183 | 47.96 | XLON | 1 |
| 20 | 47.96 | XLON | 1 |
| 207 | 47.96 | XLON | 1 |
| 226 | 47.95 | XLON | 1 |
| 372 | 47.94 | XLON | 1 |

Media Enquires:
Please contact the Unilever Press Office at: Press-Office.London@Unilever.com

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